Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2012	2011*
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(220,777)	$(76,247)
Income (loss) from discontinued operations, net of tax	(341)	33,916
Net Loss attributable to Ampal’s shareholders	(221,118)	(42,331)
Loss per share of Class A Stock:
Loss from continuing operations	(78.66)	(27.16)
Income (loss) from discontinued operations, net of tax	(0.12)	12.08
	$(78.78)	$(15.08)

Shares used in calculation	2,807	2,807

(*)Retroactively adjusted to reflect a reverse stock split.